UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of: March 2015

Commission File Number: 333-192006

Anpulo Food, Inc.

(Exact name of registrant as specified in its charter)

Hangkonglu, Xiangfengzhen,

Laifengxian, Hubei, China

(Address of principal executive offices)

N/A

(Former name or former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F ☒                        Form 40-F ☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Other Events

Election to file Annual Report for the Fiscal Year Ended December 31, 2014 on Form 20-F

On March 31, 2015, Anpulo Food, Inc. (the “Company”) elects to file its annual report for the fiscal year ended December 31, 2014 on Form 20-F (the “2014 Annual Report”). The Company meets the eligibility requirement of a “foreign private issuer”, as defined in Rule 405 under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company is incorporated under the laws of British Virgin Islands and the majority of its outstanding ordinary shares, par value $0.001 per share, are held by non-United State residents. The Company plans to file the 2014 Annual Report on or before the deadline of April 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Anpulo Food, Inc.

March 31, 2015	By:	/s/ Wenping Luo
Wenping Luo President and Chief Executive Officer (Principal Executive Officer)